ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 21, 2009



10015015

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
21 December 2009 (ASX Announcement & Media Release: FAR expands West African Interests)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 December 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR EXPANDS WEST AFRICAN INTERESTS

FAR is pleased to announce that it has reached agreement with Delek International Energy Ltd **(Delek)** to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal, where FAR holds three exploration blocks. The agreement is subject to approval by Petroguin, the National Oil Company of Guinea Bissau and the Minister of the Republic of Guinea Bissau.

Guinea Bissau Exploration Opportunity

- A shallow water play with large hydrocarbon potential in the Guinea Bissau portion of the productive Mauritania-Senegal-Guinea Bissau-Conakry Basin. There are large closures identified in Albian aged prospects located adjacent to a prolific Cenomanian Turonian oil kitchen. The area remains lightly explored however of the wells drilled to date nearly all have recorded live oil shows and one tested oil.

- The Licences include the **Sinapa oil discovery** in 30 meters of water depth determined to have a **P50 STOOIP of 240 million barrels** and several large untested prospects including the Sardinha prospect with unrisked **P50 STOOIP of 219 million barrels.**

- The **Sinapa and Esperanca** offshore licences cover an area of approximately 5,832 sq km and lie in water depths ranging from 10 metres to in excess of 1,000 metres. Immediately to the north lies the Billion barrel Dome Flore discovery. The Licences being acquired are **Sinapa (Block 2) and Esperanca (Blocks 4A and 5A)** as illustrated in the attached map.

- The Licences are currently in Phase 2 of the exploration term, which was recently extended by Gazetted Decree for one year to 25 November 2010. A further optional four year Phase 2 exploration period has a work commitment that includes a single exploration well.

- FAR will partner with the operator, Svenska Petroleum Exploration Guinea Bissau AB **(Svenska)**, in evaluating this opportunity, by assuming the exploration obligations of **Delek** for the year 2009 capped at US$600,000 plus forward obligations arising from the date of the agreement. In the event of commercial production Delek is entitled to recover past costs capped at US$13 million.

- Plans are advanced for an 800 sq km 3D seismic acquisition program commencing late third quarter 2010. The proposed survey is designed to follow up an earlier 200 sq km 3D survey over Sinapa (1997) and a more recent (November 2009) 2D survey.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

SVENSKA PETROLEUM EXPLORATION GUINEA BISSAU AB

MAP OF SVENSKA OPERATED PERMITS



18°W
17°W
16°W
15°W
Petroguin are fully carried by the other equity holders through the exploration phase
SENEG
SINAPA equity paying
Svenska 55.0% 78.57 %
Delek 15.0% 21.43%
Petroguin 30.0% 0%
Bissau
-12°N
-11°N
Block2 Svenska
Block2 Svenska
Block5A Svenska
Casa du Sud FUSION
ESPERANCA equity paying
Svenska 55.0% 78.57%
Delek 15.0% 21.43%
Petroguin 30.0% 0%
MAURITANIA
SENEGAL
MALI
GUINEA
SIERRA LEONE
GUINEA BISSAU
0 50km

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Sinapa Oil Discovery

The Sinapa-2 and 2ST wells drilled by Premier oil in 2004 confirmed the Sinapa Oil Discovery, defining a potential oil column in excess of 500 metres within steeply dipping beds flanking the Sinapa salt diapir; however reservoir quality and structuring issues will need to be thoroughly appraised and understood utilising further seismic and later drilling before any declaration of commerciality can be made.

During December 2009 Svenska reported acquiring some 250 kms of long offset 2D seismic the purpose of which is to improve data quality over the Sinapa discovery as well as over several undrilled prospects in the blocks.

Svenska has also conducted an assessment of various low cost development options for the Sinapa oil discovery in 30 meters of water depth. Utilizing basic design data, a series of well management, gas handling and product export options have been considered leading to consideration of the use of Mobile Offshore Production Units (MOPU) or Dry Trees with fixed platform topsides processing tied back to an FPSO. Several of these development options appear attractive.


Sardinha
Sabyon
Sinapa

Svenska Petroleum Exploration Group

The operator, Svenska Petroleum Exploration, is a private Swedish oil and gas company engaged in offshore exploration and production of oil and gas worldwide. Currently, it has activities in Angola, the Ivory Coast, Nigeria, Guinea Bissau, Congo Brazzaville, the Baltic Sea and Norway. The company is 100% owned by Petroswede, in turn wholly owned by Sheikh Mohammed H. Al-Amoudi, one of the largest private investors in Sweden. See www.spe.se/ds/export/spe

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Guinea Bissau

The Republic of Guinea Bissau has a population of around 1.5 million and with its capital Bissau lies on the west coast of Africa between Guinea Conakry to the south and Senegal to the north. Independence from Portugal was gained in 1974. Elections which are held every five years were last conducted in June 2009. Following recent upheavals, it is hoped that President Malam Bacai SANHA (Sept 2009) and the head of government Prime Minister Carlos GOMES Junior can steer the country toward a period of stability . The legal system is based on French civil law. Contract terms for oil and gas exploration and production are competitive.

Participants

Pending approval by the Republic of Guinea Bissau, interests in the Licences will he held as follows:

Participant	Paying Interest	Participating Interest
Svenska (Operator)	78.57%	55%
First Australian Resources Limited	21.43%	15%
Petroguin (State Oil Company)	-	30%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"The Guinea Bissau shallow water project expands FAR's footprint offshore West Africa to six Licences and provides excellent synergy with our deepwater blocks offshore Senegal. This is an exciting early stage entry with minimum near term capital exposure. The Sinapa and Esperanca Licences host medium risk material exploration targets. The possible future development of the Sinapa oil discovery adds to the attractiveness of this opportunity and we look forward to joining Svenska in this venture.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.